40-33

811-05878

Branch 18

FRANKLIN TEMPLETON INVESTMENTS

David P. Goss
Senior Associate General Counsel
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312-5824
fax 650/525-7059
email dgoss@frk.com

VIA FIRST CLASS MAIL

November 17, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 7 2006
WASH, D.C.
213

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act")

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Northern District of California in the matter of Stephen Alexander, et al. v. Franklin Resources, Inc., et al., Case No. C 06 7121 SI.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-5824.

Sincerely,

David P. Goss

David P. Goss

PROCESSED
JAN 1 7 2007
THOMSON FINANCIAL

06066133

Enclosure

Copy to:
Barbara J. Green (w/o enclosure)
Craig S. Tyle (w/o enclosure)

16739-5

Rec. 1/16/07

FRANKLIN TEMPLETON
INVESTMENTS

David P. Goss
Senior Associate General Counsel
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312-5824
fax 650/525-7059
email dgoss@frk.com

VIA FIRST CLASS MAIL

November 17, 2006

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act")

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, as applicable, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Northern District of California in the matter of Stephen Alexander, et al. v. Franklin Resources, Inc., et al., Case No. C 06 7121 SI.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-5824.

Sincerely,

David P. Goss

Enclosure

Copy to:
Barbara J. Green (w/o enclosure)
Craig S. Tyle (w/o enclosure)

16739-5

GUTRIDE SAFIER LLP
Adam J. Gutride (Cal. State Bar No. 181446)
Seth A. Safier (Cal. State Bar No. 197427)
835 Douglass Street
San Francisco, California 94114
Telephone: (415) 271-6469
Facsimile: (415) 449-6469
adam@gutridesafier.com
safier@gutridesafier.com

- and -

BROWER PIVEN
A Professional Corporation
Charles J. Piven
401 East Pratt – Suite 2525
Baltimore, Maryland 21202
Telephone: (410) 986-0036
piven@browerpiven.com

Counsel for Plaintiff, Stephen Alexander

ORIGINAL
FILED
NOV 16 2006
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

E-Filing

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

SI

STEPHEN ALEXANDER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. FRANKLIN RESOURCES, INC.; FRANKLIN ADVISERS, INC.; and FRANKLIN/TEMPLETON DISTRIBUTORS, INC. Defendants.	Case No. C 06 7121 CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

Stephen Alexander, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, and media reports about the Franklin Funds and its related entities also named herein as defendants (collectively "Defendants" or "Franklin Funds"). Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action arising out of Defendants' failure to disclose an unlawful and deceitful course of conduct in which they engaged that was designed to improperly enrich Defendants to the detriment of Plaintiff and other members of the class. This claim is brought by Plaintiff against Defendants on behalf of a Class (defined below) consisting of all persons or entities who purchased one or more of the Franklin Funds listed in Exhibit A attached hereto from January 1, 2000 through November 17, 2004 inclusive (the "Class Period").

2. During the Class Period, to the detriment of its investors, the Franklin Funds participated in an insidious kickback scheme whereby Defendants used the assets of Franklin Funds investors for improper and undisclosed means, namely paying millions of dollars in illegal kickback payments and other improper incentives to broker/dealers to push Franklin Funds on unwitting investors.

3. Defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities to investors, pursued abusive and unlawful sales practices of mutual funds to benefit themselves by paying these kickbacks. The California Attorney General also has sued Defendants, stating that "the payments are little more than kickbacks to buy preferential treatment. Investors deserve to know that. The law Franklin Funds violated is based on that simple principle."

4. Realizing that disclosure of this scheme and the inherent conflicts of interest it created would undermine any investment recommendation to purchase Franklin Fund mutual funds, Defendants failed to disclose any of their improper conduct to Plaintiff and other members of the

Class, thereby concealing information significant to any reasonable person deciding how to invest his or her money.

5. Specifically, the Investment Adviser and Distributor Defendants (as defined below) are named as Defendants because they created undisclosed material conflicts of interest by entering into revenue-sharing agreements with brokerages to push investors into the Franklin Funds, regardless of whether such investments were in the investors' best interests. The Investment Adviser and Distributor Defendants financed these arrangements by illegally charging excessive and improper fees to the Franklin Funds investors that should have been invested in the underlying portfolio. In doing so, the Franklin Fund Investment Adviser and Distributor Defendants breached their fiduciary duties to the Franklin Funds investors.

6. In other words, Defendants' undisclosed incentive arrangements operated as a fraudulent scheme that exploited the misplaced trust of Franklin Funds investors. Moreover, it was also financially damaging to Franklin Funds investors because the return on the Franklin Funds were diminished due to the improper payments paid from the assets of Franklin Funds investors that were used as kickbacks to reward broker/dealers for pushing the Franklin Funds. Furthermore, Plaintiff and other members of the Class paid fees and commissions that they would not have paid otherwise had the kickback scheme been disclosed, and, as result, received lower returns from their investments.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; Section 22 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. § 77v; and 80a-47(a); and 28 U.S.C. §§ 1331, 1337 and 1367(a).

8. Venue is proper in this District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391. Substantial acts in furtherance of the alleged fraud, including the preparation and dissemination of materially false and misleading information, occurred within this District. Defendants are headquartered in San Mateo, California.

9. In connection with the acts alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiff

10. Stephen Alexander purchased shares of the Franklin Funds during the Class Period as reflected in his certification attached hereto as Exhibit A and was thereby damaged.

The Parent Company

11. Franklin Resources Inc. ("Franklin Resources") is the ultimate parent of all Defendants named in this Complaint. Through its subsidiaries, Franklin Resources also markets, sponsors, and provides investment advisory, distribution, and administrative services the Franklin Funds. Defendant Franklin Resources is headquartered in San Mateo, California. It was the ultimate beneficiary of the secret kickback scheme as alleged herein. Defendant Franklin Resources is herein referred to as the "Control Person Defendant."

The Investment Adviser

12. Defendant Franklin Advisers, Inc. ("Franklin Advisers" or "Investment Adviser Defendant") is registered as an investment adviser under the Investment Advisers Act. Franklin Advisers is headquartered in San Mateo, California. Franklin Advisers is a wholly-owned subsidiary of the Control Person Defendant. Franklin Advisers is responsible for implementing the investment policies and guidelines for the Franklin Funds and for supervising their day-to-day management, including the placing of orders for the purchase and sale of portfolio securities. In return, Franklin Advisers received fees calculated as percentage of net assets under management.

The Distributor Defendant

13. Franklin Templeton Distributors, Inc. ("FTD" or "Distributor Defendant") is the distributor of all Franklin Funds during the Class Period. FTD's principal place of business is located in San Mateo, California. FTD is a wholly owned subsidiary of the Investment Adviser Defendant.

SUBSTANTIVE ALLEGATIONS

14. The Investment Adviser and Distributor Defendants entered into illegal kickback arrangements with several broker/dealers during the Class Period and paid these broker/dealers millions of dollars pursuant to these arrangements. As part of this scheme, the Investment Adviser Defendants financed these arrangements by illegally charging excessive and improper fees to the Franklin Funds investors, thereby breaching provisions of the federal securities laws.

15. As a result of these kickback arrangements, additional assets were deducted from investors' invested principal in the Franklin Funds to for the undisclosed kickbacks. Specifically, brokerage commissions, shareholder fees, advisory fees and 12b-1 fees were deducted from the investors' principal to pay for the kickbacks.

16. The Franklin Fund Prospectuses and Statements of Additional Information ("SAIs") provided to investors during the Class Period failed to disclose these kickback arrangements.

17. Prior to investing in any of the Franklin Funds, Plaintiff and each member of the Class were entitled to receive the appropriate prospectuses. The SAI is not distributed to investors, but is available to them on request. The prospectuses and SAIs were deceptive and misleading as they failed to disclose the kickback scheme described above.

18. Each of the Franklin Funds prospectuses and their SAIs issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them. Each of the Franklin Funds Prospectuses and their SAIs failed to disclose that directed brokerage commissions were paid from Franklin Funds to broker/dealers to satisfy pre-determined, negotiated arrangements for specific amounts of brokerage commissions with Franklin Funds. Franklin Fund prospectuses and SAIs also failed to disclose that it had financial quid pro quo arrangements with broker/dealers that paid with portion of advisory fees paid by Franklin Funds investors, in addition to the sales loads accompanying the initial purchase of shares.

19. As alleged herein, Defendants acted with scienter in that Defendants knew that the public statements issued or disseminated in the name of the Franklin Funds were materially false and misleading, knew that such statements would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such

statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their knowledge of the true facts regarding the kickback scheme and improper influence exerted to push the Franklin Funds, and their control over, and/or receipt and/or modification of Franklin Funds' materially misleading omissions and misstatements and/or their associations with the Franklin Funds which made them privy to confidential proprietary information concerning the kickback scheme, culpably participated in the fraudulent scheme alleged herein. Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein.

20. As a result of Defendants' conduct alleged above, Plaintiff and the other members of the Class have suffered damages. The damages suffered by Plaintiff and the other members of the Class were a foreseeable consequence of Defendants' omissions and conduct, particularly in light of the fact that the net returns on Franklin Funds were diminished as a result of the improper kickbacks. Plaintiff and other members of the Class would not have purchased the Franklin Funds, and paid the related commissions and fees associated with them, had they known of the illegal and improper kickback arrangement.

21. Additionally, Plaintiff and other members of the Class were deceived into buying shares of the Franklin Funds at an artificially inflated value. Plaintiff and other members of the Class accepted, as an integral aspect of purchasing shares of the Franklin Funds, that they would be required to pay fees and expenses against their ownership interests in the Franklin Funds, with the understanding that those charges were legitimate outlays for services that would benefit the mutual fund and contribute positively to its value. In truth, a significant portion of those expenses was not being used to provide the services promised, but rather to finance the kickback scheme described herein. As a result, the values of the Franklin Funds were less than they appeared to be to members of the Class. Plaintiff's and the other members of the Class' damages were a foreseeable consequence of Defendants' failure to disclose.

22. Additionally, as a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Franklin Funds were distorted during the Class Period such that they did not reflect the risks and

costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interest in the Franklin Funds during the Class Period at distorted prices and were damaged thereby.

CLASS ACTION ALLEGATIONS

23. Plaintiff bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class of all persons or entities who purchased shares or like interests in any of the Franklin Funds between January 1, 2000 and November 17, 2004, inclusive, and who were damaged thereby. Excluded from the class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Class").

24. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds of thousands of members in the proposed class. Record owners and other members of the Class may be identified from records maintained by the Franklin Funds and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal securities laws that is complained of herein.

25. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

b. To what extent the members of the Class have sustained damages and the proper measure of such damages.

26. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

AGAINST THE REGISTRANT DEFENDANT FOR VIOLATION OF SECTION 12(A)(2) OF THE SECURITIES ACT

27. Members of the Class repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, members of Class expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

28. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Class against the Distributor Defendant.

29. The Distributor Defendant was the seller, or the successor in interest to the seller, within the meaning of the Securities Act, for one or more of the respective Franklin Fund shares sold to members of the Class because it either: (a) transferred title to members of the Class of the Franklin Funds; and/or (b) solicited the purchase of shares of the Franklin Funds by members of the Class.

30. The Distributor Defendant issued, caused to be issued and participated in the issuance of its respective misleading Prospectus that omitted material facts and is statutorily liable under Section 12.

31. Prior to purchasing shares of the Franklin Funds, members of the Class were provided with a Franklin Fund Prospectus. Members of the Class purchased shares of the Franklin Funds traceable to a misleading Prospectus and were damaged thereby.

32. As set forth herein, when they became effective, the Prospectuses were materially false and misleading as they omitted the following material facts:

(a) that the Investment Adviser and Distributor Defendants authorized the payment from fund investor assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Adviser and Distributor Defendant directed brokerage payments to brokerage firms that favored the Franklin Funds, which was a form of marketing that was not disclosed in or authorized by the Franklin Funds' Rule 12b-1 plans; and

(c) that the Franklin Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Franklin Funds' Directors and there was not a reasonable likelihood that the plans would benefit the company and its shareholders.

33. At the time they purchased the Franklin Funds shares traceable to the defective Prospectuses, members of the Class were without knowledge of the facts concerning the material omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT II

AGAINST THE CONTROL PERSON DEFENDANT FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

34. Members of the Class repeat and re-allege each and every allegation contained above, except that for purposes of this claim, Class expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

35. This claim is brought pursuant to Section 15 of the Securities Act against the Control Person Defendant as control persons of the Distributor Defendant. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misleading information complained about herein is the collective action of the Control Person Defendant.

36. The Distributor Defendant is liable under Section 12(a)(2) of the Securities Act as set forth herein.

37. The Control Person Defendant was a "control person" of the Distributor Defendant within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or ownership. At the time that members of the Class purchased one of more shares of the Franklin Funds, the Control Person Defendant directly and indirectly had the power and authority, and exercised the same, to cause the Distributor Defendants to engage in the wrongful conduct complained of herein.

38. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Control Person Defendant is liable to members of the Class to the same extent as the Distributor Defendants is for its primary violations of Section 12(a)(2) of the Securities Act.

39. By virtue of the foregoing, members of the Class are entitled to damages against the Control Person Defendant.

EXCHANGE ACT CLAIMS

FRAUD-ON-THE-MARKET ALLEGATIONS

40. At all relevant times, the market for the Franklin Funds was efficient for, *inter alia*, the following reasons:

a. The Franklin Funds met the requirements for listing, and were listed and actively traded through a highly efficient and automated market;

b. Regulated entitles, periodic public reports concerning the Franklin Funds were regularly filed with the SEC; and

c. The Franklin Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

41. As a result of the foregoing, the market for the Franklin Funds promptly digested current information regarding the Franklin Funds from all publicly available sources and reflected such information in the respective value for the Franklin Funds as well as the market trend and demand for the shares of the Franklin Funds. Investors who purchased or otherwise acquired shares or interests in the Franklin Funds relied on the integrity of the market for such securities. Under the circumstances, all purchasers of the Franklin Funds during the Class Period suffered similar injury through their purchase or acquisition of the Franklin Funds at a value that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT IV

AGAINST ALL DEFENDANTS FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10B-5 PROMULGATED THEREUNDER

42. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

43. During the Class Period, all Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other Class members, as alleged herein and caused Plaintiff and other members of the Class to purchase Franklin Funds at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, all Defendants took the actions set forth herein.

44. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Franklin Funds, including Plaintiff and other members

of the Class, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

45. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Franklin Funds' operations, as specified herein.

46. Defendants employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excessive fees and/or commissions paid to them as a result of its undisclosed kickback arrangement described above and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon Plaintiff and members of the Class.

47. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

48. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Franklin Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interest in the Franklin Funds during the Class Period at distorted prices and were damaged thereby.

49. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Class known the truth concerning the Franklin Funds' operations, which Defendants did not disclose, Plaintiff and other members of the Subclass would not have purchased or otherwise acquired their shares, or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices which they paid; would not have paid the commissions or fees paid as a result of their acquisition of the Franklin Funds; and would not have paid the fees and costs associated with ownership of the Franklin Funds.

50. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

51. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases and acquisitions of Franklin Funds during the Class Period.

COUNT V

AGAINST THE CONTROL PERSON DEFENDANT FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

52. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

53. This claim is brought pursuant to Section 20(a) of the Exchange Act against the Control Person Defendant.

54. The Control Person Defendant acted as a controlling person of the Investment Adviser and Defendants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Investment Adviser and Distributor Defendants' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the Control Person Defendant had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Investment Adviser and Distributor Defendants, including the content and dissemination of the various

statements which Plaintiff contends are false and misleading. The Control Person Defendant had the ability to prevent the issuance of the statements alleged to be false and misleading or could have caused such statements to be corrected.

55. In particular, the Control Person Defendant had direct and supervisory involvement in the operations of the Investment Adviser and Distributor Defendants and, therefore, is presumed to have had the power to control or influence the particular transaction giving rise to the securities violations as alleged herein, and to have exercised same.

56. As set forth above, the Investment Adviser and Distributor Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of its positions as a controlling person, the Control Person Defendant is liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of Franklin Funds securities during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment as follows:

(a) Determining that this action is a proper class action and certifying the Plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' violations of the federal securities laws, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(d) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November 16, 2006

GUTRIDE SAFIER LLP

By: ______________________

Adam J. Gutride (Cal. State Bar No. 181446)
Seth A. Safier (Cal. State Bar No. 197427)
835 Douglass Street
San Francisco, California 94114
Telephone: (415) 271-6469
Facsimile: (415) 449-6469
adam@gutridesafier.com
seth@gutridesafier.com

- and –

BROWER PIVEN
A Professional Corporation
Charles J. Piven
401 East Pratt – Suite 2525
Baltimore, Maryland 21202
Telephone: (410) 986-0036
piven@browerpiven.com

Counsel for Stephen Alexander

EXHIBIT A

PLAINTIFF'S CERTIFICATION

Franklin Resources, Inc. Mutual Funds Securities Litigation

Stephen R. Alexander ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transactions in Franklin Resources, Inc. mutual funds during the Class Period are as follows:

SEE ATTACHED SCHEDULE OF TRANSACTIONS

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws except as set forth on any Schedule of Cases attached hereto.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 15th day of November, 2006.

Stephen R. Alexander

ATTACHMENT TO CERTIFICATION
Schedule Of Transactions

Franklin Resources, Inc. Mutual Funds Securities Litigation

Name: Stephen R. Alexander

Fund	# of Shares Purchased	# of Shares Sold	Price Per Share	Date of Purchase/Sale
TEMIX	84.462		$13.58	05/13/03
(Dividend)	.513		14.23	06/16/03
		84.975	14.34	07/21/03
[illegible]GIMX	1,000		7.45	06/04/02
		1,000	7.76	07/21/03
XTDFX	550		7.25	12/19/01
		550	9.45	07/15/02
	100		9.06	05/13/03
		100	11.75	07/21/03
FKINX	1,352.83		2.12	05/13/03
(Dividend)	8.032		2.19	06/03/03
(Dividend)	8.005		2.21	07/02/03
		1,368.867	2.19	07/21/03
GIM	1,000		7.45	06/04/02
		1,000	7.76	07/21/03
TEMFX	1,274.499		9.98	11/20/03
	725.810		9.98	11/20/03